UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ELMER'S RESTAURANTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 BRUCE N. DAVIS
                               LINDA ELLIS-BOLTON
                                 KAREN K. BROOKS
                               RICHARD P. BUCKLEY
                                 DAVID D. CONNOR
                               STEPHANIE M. CONNOR
                                THOMAS C. CONNOR
                             CORYDON H. JENSEN, JR.
                              DEBRA A. WOOLLEY-LEE
                                 DOUGLAS A. LEE
                                  DAVID C. MANN
                               SHEILA J. SCHWARTZ
                                 GERALD A. SCOTT
                               WILLIAM W. SERVICE
                                DENNIS M. WALDRON
                                  GARY N. WEEKS
                                  GREG W. WENDT
                               RICHARD C. WILLIAMS
                                DOLLY W. WOOLLEY
                              DONALD W. WOOLLEY AND
                           DONNA P. WOOLLEY, TOGETHER
                     WITH ERI ACQUISITION CORP., AS OFFEROR
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                     289393
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                        601 SW SECOND AVENUE, SUITE 2100
                             PORTLAND, OREGON 97204
                                 (503) 778-2100

                    (NAME, ADDRESS, AND TELEPHONE NUMBERS OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                   Amount of filing fee**
         $6,019,091                                            $708.45
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 756,601 shares of common stock of Elmer's Restaurants, Inc. at the tender offer price of $7.50 per share of common stock. The transaction value also includes the offer price of $7.50 less $4.81, which is the average exercise price of outstanding options, multiplied by 128,098, the estimated number of options outstanding not held by the Filing Persons listed above.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $708.45.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $708.45
                                            -------------------------
                  Form or Registration No.: SC TO-T/13E-3
                                            ---------------------------
                  Date Filed:               December 20, 2004
                                            ---------------------------
                  Filing Party:             Bruce N. Davis, Linda Ellis-Bolton,
Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Thomas C. Connor, Corydon H. Jensen, Jr., Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis
M. Waldron, Gary N. Weeks, Greg W. Wendt, Richard C. Williams, Dolly W. Woolley, Donald W. Woolley, and Donna P. Woolley, together with ERI Acquisition Corp.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]      third-party tender offer subject to Rule 14d-l.
                  [ ]      issuer tender offer subject to Rule 13e-4.
                  [X]      going-private transaction subject to Rule 13e-3.
                  [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 5 amends and/or supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed on December 20, 2004, by ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser") and the individuals listed thereon, as amended and/or supplemented by Amendment No. 1 filed on January 11, 2005; as further amended and/or supplemented by Amendment No. 2 filed on January 13, 2005; as further amended and/or supplemented by Amendment No. 3 filed on January 18, 2005; and as further amended and/or supplemented by Amendment No. 4 filed on January 19, 2005 (the original filing together with all amendments and supplements, collectively, the "Schedule TO"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's"), not currently owned by the Continuing Shareholders (as defined in the Offer to Purchase), at a purchase price of $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004, as amended January 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, as amended. The information and exhibits set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

--------------------------------------------------------------------------------

ITEM 12. EXHIBITS.

(a)(1)(xiv)       Shareholder telephone script dated January 19, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 19, 2005                       ERI ACQUISITION CORP.

                                              By: /s/ BRUCE N. DAVIS
                                                  ------------------------------
                                              Name:  Bruce N. Davis
                                              Title:  President and CEO


/s/ LINDA ELLIS-BOLTON                       /s/ GERALD A. SCOTT
--------------------------------------       -----------------------------------
Linda Ellis-Bolton                           Gerald A. Scott

/s/ KAREN K. BROOKS                          /s/ SHEILA J. SCHWARTZ
--------------------------------------       -----------------------------------
Karen K. Brooks                              Sheila J. Schwartz

/s/ RICHARD P. BUCKLEY                       /s/ WILLIAM W. SERVICE
--------------------------------------       -----------------------------------
Richard P. Buckley                           William W. Service

/s/ DAVID D. CONNOR                          /s/ DENNIS M. WALDRON
--------------------------------------       -----------------------------------
David D. Connor                              Dennis M. Waldron

/s/ STEPHANIE M. CONNOR                      /s/ GARY N. WEEKS
--------------------------------------       -----------------------------------
Stephanie M. Connor                          Gary N. Weeks

/s/ Thomas C. Connor                         /s/ GREGORY W. WENDT
--------------------------------------       -----------------------------------
Thomas C. Connor                             Gregory W. Wendt

/s/ BRUCE N. DAVIS                           /s/ RICHARD C. WILLIAMS
--------------------------------------       -----------------------------------
Bruce N. Davis                               Richard C. Williams

/s/ CORYDON H. JENSEN, JR.                   /s/ DOLLY W. WOOLLEY
--------------------------------------       -----------------------------------
Corydon H. Jensen, Jr.                       Dolly W. Woolley

/s/ DEBORAH A. WOOLLEY-LEE                   /s/ DONALD W. WOOLLEY
--------------------------------------       -----------------------------------
Debra A. Woolley-Lee                         Donald W. Woolley

/s/ DOUGLAS A. LEE                           /s/ DONNA P. WOOLLEY
--------------------------------------       -----------------------------------
Douglas A. Lee                               Donna P. Woolley

/s/ DAVID C. MANN
--------------------------------------
David C. Mann

                                  EXHIBIT INDEX


  EXHIBIT              DESCRIPTION

(a)(1)(xiv)       Shareholder telephone script dated January 19, 2005.